Exhibit 99.6

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRES

CURALEAF ANNOUNCES CLOSING OF US$425 MILLION PRIVATE PLACEMENT OF 8% SENIOR SECURED NOTES DUE 2026

Notes offering positions Curaleaf with one of the strongest balance sheets in the industry

WAKEFIELD, Mass. -- Dec. 16, 2021 /PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it has closed its previously announced private placement of 8.0% Senior Secured Notes due 2026 (the "Notes"), with a settlement date of December 15, 2021, for aggregate gross proceeds of US$425 million (the "Offering"). The Notes are governed by a trust indenture that was entered into on closing of the Offering (the "Indenture").

The Indenture enables the Company to issue additional notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with the other terms and conditions of the Indenture. In addition, the Indenture permits up to US$200 million of senior bank financing.

The net proceeds from the Notes will be used to refinance existing indebtedness, for working capital, and to pay transaction fees and expenses. The Notes were issued at 100% of face value, are senior secured obligations of the Company, and bear interest at a rate of 8.0% per annum, payable semi-annually in equal installments until the maturity date, unless earlier redeemed or repurchased. The Notes will mature on December 15, 2026.

"We are pleased to successfully complete what we believe is the largest debt financing of any publicly-traded MSO to date, underscoring our leading market position and strong financial profile,” said Joseph Bayern, Chief Executive Officer of Curaleaf. “With the closing of this offering and refinancing of our existing debt, we have meaningfully reduced the average interest rate on our outstanding debt. In addition, by strengthening our already solid balance sheet and gaining increased flexibility to raise additional debt financing as needed, Curaleaf is extraordinarily well-positioned to execute both organic and M&A growth initiatives and continue building leading brands."

Seaport Global Securities LLC and Canaccord Genuity Corp. (the "Agents") acted as placement agents for the Notes in the United States and Canada, respectively.

The Notes were offered for sale on a private placement basis in certain provinces and territories of Canada pursuant to applicable exemptions from the prospectus requirements of Canadian securities laws. The Notes were also offered in the United States to or for the account or benefit of "U.S. persons" (as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), on a private placement basis to "qualified institutional buyers" and "accredited investors" pursuant to an exemption from the registration requirements of the U.S. Securities Act, and in such jurisdictions outside of Canada and the United States as agreed upon by the Agents and the Company, in each case in accordance with applicable laws. The Notes issued are subject to a customary four-month hold period under Canadian securities laws.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Notes have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Notes may not be offered or sold within the United States or to or for the account or benefit of “U.S. persons” unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 113 dispensaries, 25 cultivation sites, and employs over 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Toolkit: https://ir.curaleaf.com/investor-toolkit

Investor Relations Website: https://ir.curaleaf.com/

Forward Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects", "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the intended use of the net proceeds from the Offering. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed April 28, 2021, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com